Mail Stop 3561

May 19, 2008

Richard A. Bailey
Chief Executive Officer
Marshall Holdings International, Inc.
2555 East Washburn Road
North Las Vegas, NV 89081

      Re: Marshall Holdings International, Inc.
               Information Statement on Schedule 14C
               Filed April 21, 2008, as amended on May 16, 2008
               File No. 0-27879

Dear Mr. Bailey:

      We have completed our review of your Schedule 14C and have no further comments at this time.

                                     Sincerely,

                                     H. Christopher Owings
                                     Assistant Director

cc: Norman Reynolds, Esq.
        Facsimile No. (713) 237-3202